

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

<u>Via E-Mail</u>
Mr. Wayne A. Whitener
TGC Industries, Inc.
President and Chief Executive Officer
101 East Park Blvd, Suite 955
Plano, TX 75074

      Re: TGC Industries, Inc.
               Form 10-K for the Fiscal Year ended December 31, 2011
               Filed March 15, 2012
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 15, 2013
               File No. 1-32472

Dear Mr. Whitener:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Brad Skinner

                  Brad Skinner
                  Senior Assistant Chief Accountant